Exhibit 99.1

Inspira Completes Clinical Study for HYLA™ Blood Sensor - Ahead of Regulatory Submission

RA’ANANA, Israel, November 13, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced the completion of the clinical study for its HYLA, non-invasive blood sensor, toward regulatory submission and future commercialization.

Based on the clinical trial results and ongoing lab tests, showing between 95% to 99% accuracy across measured parameters, Inspira is soon entering the final validation and verification stage ahead of planned regulatory submission.

Inspira is leveraging its proprietary non-invasive platform and integrating advanced Machine Learning algorithms to further extend the HYLA sensor’s capabilities beyond its core parameters. This development focuses on adding critical physiological parameters currently unavailable through existing non-invasive monitoring systems.

Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies, stated:

“The system is performing at exceptional accuracy levels in our testing - between 95 and 99 percent across the board. These results reinforce HYLA’s position as a disruptive, non-invasive solution for real-time blood monitoring. We are now entering the final phase before submitting for regulatory approval.”

About the HYLA Blood Sensor

The HYLA is a smart, non-invasive blood sensor designed to deliver continuous, real-time blood data without the need for blood draws. Developed for use in operating rooms, ICUs, ECMO/CRRT/dialysis settings, and cardiac care units, HYLA provides clinicians with immediate access to critical physiological information. By enabling seamless, real-time monitoring, the system is engineered to enhance patient safety, improve workflow efficiency, and support more informed decision-making in demanding critical-care environments.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses regulatory submission for HYLA and potential future commercialization, that the Company is soon entering the final validation and verification stage ahead of planned regulatory submission, HYLA’s benefits and advantages and that the Company is adding critical physiological parameters currently unavailable through existing non-invasive monitoring systems, and that results reinforce HYLA’s position as a breakthrough, non-invasive solution for real-time blood monitoring . These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485